RMS

18000073

Securities and Exchange

FEB 12 2018

RECEIVED

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: China eCapital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1333 2nd Street, Suite 600
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

310-861-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, David Allen Siemer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of China eCapital Partners, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

See Attached Jurat form

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 04th day of January, 2018, by David Allen Siemer, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

FARAMARZ RABIZADEH
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2088299
LOS ANGELES COUNTY
My Comm. Exp. November 26, 2018

(Seal) Signature ____________

CHINA ECAPITAL PARTNERS, LLC
(FORMERLY SIEMER & ASSOCIATES, LLC)

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of China eCapital Partners, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of China eCapital Partners, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of China eCapital Partners, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of China eCapital Partners, LLC's management. My responsibility is to express an opinion on China eCapital Partners, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to China eCapital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as China eCapital Partners LLC's auditor since 2010.

Tarzana, California

January 30, 2018

CHINA ECAPITAL PARTNERS,LLC
(FORMERLY SIEMER ASSOCIATES, LLC)
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	317,079
Accounts receivable		213,000
Fixed assets, net of accumulated depreciation of $ 117,940		20,567
Other assets		13,079
Total assets	$	563,725

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable	$	121,277
Total liabilities		121,277
MEMBERS' EQUITY:		
Members' equity		442,448
Total members' equity		442,448
Total liabilities and members' equity	$	563,725

The accompanying notes are an integral part of these financial statements

CHINA ECAPITAL PARTNERS, LLC
(FORMERLY SIEMER & ASSOCIATES, LLC)

Statement of Operations
For the year ended December 31, 2017

REVENUES:	
Income	$190,000
Total income	$190,000
EXPENSES:	
Business development	65,454
Insurance	58,988
Office expense	66,105
Professional fees	155,994
Rent	238,698
Salaries and wages	818,057
Travel and entertainment	20,773
Other general and administrative expenses	181,014
Total expenses	1,605,083
NET LOSS FROM OPERATIONS	(1,415,083)
OTHER INCOME	73,209
NET LOSS BEFORE INCOME TAX PROVISION	(1,341,874)
INCOME TAX PROVISION (Note 2)	
Income tax expense	800
NET LOSS	$ (1,342,674)

CHINA ECAPITAL PARTNERS, LLC
(FORMERLY SIEMER & ASSOCIATES, LLC)

Statement of Changes in Members' Equity
For the year ended December 31, 2017

	Beginning Members' Equity	Capital Contributions Withdrawals	Total Members' Equity
Beginning balance January 1, 2017	$ 914,882	$ -	$ 914,882
Capital contributions		1,100,000	-
Capital withdrawals		(229,760)	
Net loss	(1,342,674)	-	(1,342,674)
Ending balance December 31, 2017	$ (427,792)	$ 870,240	$ 442,448

The accompanying notes are an integral part of these financial statements

CHINA ECAPITAL PARTNERS, LLC
(FORMERLY SIEMER & ASSOCIATES, LLC)

Statement of Cash Flows
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,342,674)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	7,660
(Increase) decrease in:	
Accounts receivable	49,016
Other assets	1,462
Increase (decrease) in:	
Accounts payable	(1,329)
Total adjustments	56,809
Net cash used in operating activities	(1,285,865)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(12,235)
Net cash used in investing activities	(12,235)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	1,100,000
Capital withdrawals	(229,760)
Net cash provided by financing activities	870,240
Decrease in cash	(427,860)
Cash-beginning of period	744,939
Cash-end of period	$ 317,079
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 6,800

The accompanying notes are an integral part of these financial statements

CHINA ECAPITAL PARTNERS, LLC
(FORMERLY SIEMER & ASSOCIATES, LLC)
Notes to Financial Statements
For the year ended December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

China eCapital Partners, LLC, (the "Company"), was formed in November, 2008, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

On March 27, 2018, the California Division of Corporations approved the transfer and assignment of Membership Interests in Siemer and Associates to China eCapital Holdings Ltd. Prior to this approval, on January 30, 2017, FINRA, the Company's primary regulator, formally granted the change of control from David A. Siemer to China eCapital Holdings Ltd. Consideration paid to David A. Siemer, for 100% of the issued and outstanding membership interests in the Company, consisted of the purchase of specific current assets of the Company as of September 7, 2016, and, a consulting agreement that will pay Mr. Siemer a set percentage of fees collected on transactions the Company had in progress, for a limited timeframe, starting on August 8, 2016, the date of the executed Consulting Agreement between the parties.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of revenue – The Company received 100% of its revenues from four clients.

Property and equipment are stated at cost. Purchases over $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or usefull life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of five (5) to forty (40) years by the straight-line method.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

The Company is subject to audit by the taxing authorities for years ending December 31, 2014, 2015, and 2016.

The management has reviewed the results of operations for the period of time from its year end December 31, 2017 through January 30, 2018 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which

The management has reviewed the results of operations for the period of time from its year end December 31, 2017 through January 30, 2018 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31 2017.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

Computer hardware	$ 59,719
Furniture and equipment	78,788
	138,507
Less accumulated depreciation	(117,940)
Fixed assets, net	$ 20,567

For the year ended December 31, 2017, depreciation expense was $7,660.

Note 3: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2017, the Company was subject to the minimum franchise tax of $800.

Note 4: COMMITMENTS AND CONTINGENCIES

On November 1, 2017 the Company entered into a new operating lease at a new location covering its offices through October 31, 2020. The new rent was a significant reduction from the prior office space. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2018	$131,422
December 31, 2019	137,440
December 31, 2020	118,900
	$387,762

Rent expense for year ended December 31, 2017 was $ 238,698.

CHINA ECAPITAL PARTNERS, LLC
(FORMERLY SIEMER & ASSOCIATES, LLC)
Notes to Financial Statements
For the year ended December 31, 2017

Note 3: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2017, the Company was subject to the minimum franchise tax of $800.

Note 4: COMMITMENTS AND CONTINGENCIES

On November 1, 2017 the Company entered into a new operating lease at a new location covering its offices through October 31, 2020. The new rent was a significant reduction from the prior office space. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2018	$131,422
December 31, 2019	137,440
December 31, 2020	118,900
	$387,762

Rent expense for year ended December 31, 2017 was $ 238,698.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016 the Company had net capital of $195,802, which was $187,716 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $121,277 to net capital was 0.62 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

CHINA ECAPITAL PARTNERS, LLC
(FORMERLY SIEMER & ASSOCIATES, LLC)

Statement of Net Capital
Schedule I
For the year ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Members' equity, December 31, 2017	$ 500,948	$ 442,448	$ (58,500)
Subtract - Non allowable assets:			
Accounts receivable	213,000	213,000	
Fixed assets	20,567	20,567	-
Other assets	13,079	13,079	-
Tentative net capital	254,302	195,802	(58,500)
Haircuts	0	0	-
NET CAPITAL	254,302	195,802	(58,500)
Minimum net capital	5,000	8,086	(3,086)
Excess net capital	$ 249,302	$ 187,716	(61,586)
Aggregate indebtedness	62,777	121,277	(58,500)
Ratio of aggregate indebtedness to net capital	0.25%	0.62%	

The difference between the audit and Focus
at December 31, 2017 is an additional payable.

CHINA ECAPITAL PARTNERS, LLC
(FORMERLY SIEMER & ASSOCIATES, LLC)

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2017

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of China eCapital Partners, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

China eCapital Partners, LLC

By:

David Siemer, CEO

(Name and Title)

January 30, 2018

(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
China eCapital Partners, LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) China eCapital Partners, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which China eCapital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Centerboard Securities, LLC, stated that China eCapital Partners, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. China eCapital Partners, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about China eCapital Partners, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 30, 2018

CHINA ECAPITAL PARTNERS, LLC
(FORMERLY SIEMER & ASSOCIATES, LLC)

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2017